United States
               Securities and Exchange Commission
                      Washington, DC. 20549

                          Schedule 13D
            Under the Securities Exchange Act of 1934
                      (Amendment No. 1)









                    Mark Controls Corporation
                        (Name of Issuer)

                          Common Stock
                 (Title of Class of Securities)

                           57038N-10-5
                         (CUSIP Number)

              Crane Co., 100 First Stamford Place,
                      Stamford, CT 06902,
       Attention:  Paul R. Hundt, Secretary (203 363-7220)
 (Name, Address and Telephone Number of Person Authorized to
              Receive Notices and Communications)

                        January 17, 1994
     (Date of Event which Requires Filing of this Statement)













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The Schedule 13D filed by Crane Co. on January 3, 1994 with respect to Mark Controls Corporation is hereby amended as follows:

4.  Purpose of Transaction

On January 17, 1994, Crane Co. proposed to enter into a merger agreement to acquire Mark Controls Corporation for $13 per share in cash. Attached hereto as Exhibit 1 is a copy of the Letter dated January 17, 1994 from R. S. Evans, Chairman, President & Chief Executive Officer of Crane Co. to William E. Bendix, President & Chief Executive Officer of Mark Controls Corporation with respect to the proposal.

Item 7.  Material to be Filed as Exhibits

Exhibit 1 - Letter from R. S. Evans, Chairman, President & Chief
Executive Officer of Crane Co. to William E. Bendix, President &
Chief Executive Officer of Mark Controls Corporation dated
January 17, 1994, with enclosed form of confidentiality agreement.

Exhibit 2 - Crane Co. Press Release dated January 18, 1994.


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:   January 18, 1994
                             /s/ Paul R. Hundt

                              Vice President














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Exhibit 1.


                                      January 17, 1994

via FAX:  708 470-9774/
 FEDERAL EXPRESS

Mr. William E. Bendix
President & Chief Executive Officer
Mark Controls Corporation
5202 Old Orchard Road
Skokie, Illinois 60077

Dear Bill:

     Further to our telephone conversation earlier today, Crane Co. is proposing to enter into a merger agreement to acquire Mark Controls Corporation for $13 per share in cash. We believe that our proposal is generous to Mark Controls' shareholders, who would receive a premium of more than 45% above the market value of their shares prior to January 3, 1994, the date on which Crane filed its Schedule 13D with the Securities and Exchange Commission. Our proposal represents an opportunity for your shareholders to realize extraordinary value, by any measure.

     As I indicated to you in our telephone conversation, we have arrived at our valuation of Mark Controls on the basis of publicly available information. We would be prepared to increase our proposed price if we conclude that such increase is justified by Mark Controls' business plan and other non-public information concerning the Company. In light of our merger proposal, we hereby request that Crane and its advisors be provided with access to such information. On the phone, you indicated a willingness to meet with me next week. Access to some of that information prior to our meeting would substantially enhance our discussions. I am enclosing with this letter a form of confidentiality agreement which would govern our use of any non-public information provided to Crane or its advisors. As you can appreciate, the agreement has been prepared by our advisors to protect confidentiality without limiting our flexibility to appeal directly to your shareholders.

     We appreciate that, in considering our merger proposal, the obligation of your board of directors is to examine it from the standpoint of the best interests of Mark Controls' shareholders. We recognize as well, however, the additional responsibility

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that directors quite properly feel toward employees, management, the community and customers being served. With this in mind, may I make clear Crane's sincere interest in this regard. We would expect that Mark Controls would be operated in such a way as to maintain these relationships.

     Our strong preference is to complete a friendly, negotiated merger transaction. However, we are fully committed and resolved to pursue an acquisition of Mark Controls, even if our discussions do not prove fruitful. Should your board reject our proposal or determine not to enter into negotiations with us, we will feel obligated to pursue an acquisition of Mark Controls by taking our merger proposal directly to your shareholders. As I am sure you are aware, this would most certainly involve, among other things, a proxy fight or consent solicitation to obtain majority representation on Mark Controls' board of directors. Such a proxy fight or consent solicitation would allow your shareholders to make their own decision regarding their interest in a transaction with Crane. In this regard, we are aware that you may be considering adding two directors to your board. We believe that to do this or to take any action which would affect shareholder voting rights, without a vote of your shareholders and in the face of our stated intention to commence a proxy fight or consent solicitation, would be a breach of fiduciary duty on the part of your board.

     We believe that working together will be the best means of completing a transaction that is in the best interests of your shareholders, employees, customers, supplier and the communities in which you serve. I look forward to working with you.

                                                  Sincerely,




                      /s/ R.S. Evans


enclosure

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
Enclosure to Exhibit 1.

                    Mark Controls Corporation
                      5202 Old Orchard Road
                     Skokie, Illinois 60077


January     , 1994


Crane Co.
100 First Stamford Place
Stamford, CT 06902

Gentlemen:

          In connection with your consideration of a possible transaction with Mark Controls Corporation (the "Company"), you have requested information concerning the Company. As a condition to your being furnished such information, you agree to treat any information concerning the Company (whether prepared by the Company, its advisors or otherwise) which is furnished to you by or on behalf of the Company (herein collectively referred to as the "Evaluation Material") in accordance with the provisions of this letter and to take or abstain from taking certain other actions herein set forth. The term "Evaluation Material" does not include information which (i) is already in your possession, provided that such information is not known by you to be subject to another confidentiality agreement with, or any obligation of secrecy to, the Company or another party, or
(ii) becomes generally available to the public other than as a result of a disclosure by you or your directors, officers, employees, agents or advisors, or (iii) becomes available to you on a non-confidential basis from a source other than the Company or its advisors, provided that such source is not known by you to be bound by a confidentiality agreement with, or any other obligation of secrecy to, the Company or another party.

          You hereby agree that the Evaluation Material will be used solely for the purposes of evaluating a possible transaction between the Company and you, and that such information will be kept confidential by you and your advisors; provided, however that (i) any of such information may be disclosed to your directors, officers, employees and representatives of your advisors and financing sources who need to know such information for the purpose of evaluating any such possible transaction between the Company and you (it being understood that such directors, officers, employees and representatives shall be informed by you of the confidential nature of such information
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and shall be directed by you to treat such information
confidentially), (ii) any disclosure of such information may be made to which the Company consents in writing, and (iii) any disclosure of such information may be made to the extent that in the opinion of your counsel such disclosure is required to be made under Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the "Exchange Act"), in order to permit any transaction by you involving securities of the Company not otherwise prohibited by this Agreement or any solicitation of proxies or consents from shareholders of the Company which is undertaken by you.

          You hereby agree that you will not, within one year from the date hereof (unless otherwise agreed with the company) directly or indirectly acquire shares of the Company except pursuant to a cash tender offer for all such shares in accordance with Regulation 14D of the Exchange Act or pursuant to privately negotiated transactions.

          Although the Company has endeavored to include in the Evaluation Material information known to which it believes to be relevant for the purposes of your investigation, you understand that neither the Company nor any of its representatives or advisors have made or make any representation or warranty as to the accuracy or completeness of the Evaluation Material. You agree that neither the Company nor its representatives or advisors shall have any liability to you or any of your representatives or advisors resulting form the use of the Evaluation Material.

          In the event that you do not proceed with the transaction which is the subject of this Agreement within a reasonable time, you shall promptly redeliver to the Company all written Evaluation Material and any other written material containing or reflecting any information in the Evaluation Material (whether prepared by the Company, its advisors or otherwise) and will not retain any copies, extracts or other reproductions in whole or in part of such written material. All documents, memoranda, notes and other writings whatsoever prepared by you or your advisors based on the information in the Evaluation Material shall be destroyed and such destruction shall be certified in writing to the Company by an authorized officer supervising such destruction.

          Anything in this Agreement to the contrary
notwithstanding, nothing in this Agreement shall prohibit any conduct on your part which would be permitted to be engaged in by any other person or entity to whom the Company has provided access to some or all of the Evaluation Material pursuant to a confidentiality agreement.
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          You agree that unless and until a definitive agreement
between the Company and you with respect to any transaction referred to in the first paragraph of this letter has been executed and delivered, neither the Company nor you will be under any legal obligation of any kind whatsoever with respect to such transaction by virtue of this or any written or oral expression with respect to such a transaction by any of its directors, officers, employees, agents or any other representatives or its advisors or representatives thereof, except, in the case of this agreement, for the matters specifically agreed to herein. The agreement set forth in this paragraph may be modified or waived only by a separate writing by the Company and you expressly so modify or waiving such agreement.

          This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware.


      Very truly yours,


      MARK CONTROLS CORPORATION



      By:

Confirmed and Agreed to:

CRANE CO.

By:

Date:







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Exhibit 2.


         CRANE CO. PROPOSES MARK CONTROLS ACQUISITION





STAMFORD, CONNECTICUT -- January 18, 1994 -- Crane Co. (CR/NYSE) announced today that it has proposed to enter into a merger agreement to acquire Mark Controls Corporation (MRCC/NASDAQ) for $13 per share in cash. Crane Co. stated that its proposal represents a generous premium of more than 45% over the trading value of Mark Control's stock prior to the time Crane Co. filed its Schedule 13D on January 3. Crane Co. currently owns approximately 13.2% of the outstanding shares of Mark Controls.

Crane Co. said that it may be willing to increase its price if such an increase were justified by Mark Control's business plan and other non-public information. Crane Co. therefore requested that it be provided access to confidential information concerning Mark Controls. Crane Co. said that Mark Controls had indicated a willingness to meet with Crane's representatives next week.

Crane Co. is a diversified manufacturer of engineered
industrial products, serving niche markets in aerospace, fluid handling, automatic merchandising and the construction
industry.  Crane's wholesale distribution business serves the building products markets and industrial customers.
# # # #

CONTACT:  D. Kelley, Crane Co., Stamford
          203/363-7239






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